SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 7)*
BJ's Restaurants, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
09180C 10 6
(CUSIP Number)
Christopher P. Davis, Esq.
Jamie Nash, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, New York 10176
(212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 29, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,287,862

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,287,862

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,287,862

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Wavefront, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

205,175

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

205,175

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

205,175

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

963,099

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

963,099

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

963,099

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

963,099

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

963,099

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

963,099

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%

14.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thebes Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

46,983

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

46,983

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,983

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thebes Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

46,983

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

46,983

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

46,983

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,503,119

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,503,119

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,503,119

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%

14.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Group, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,503,119

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,503,119

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,503,119

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,503,119

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,503,119

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,503,119

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%

14.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christian Leone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,503,119

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,503,119

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,503,119

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%

14.	TYPE OF REPORTING PERSON

IN

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned ("Amendment No. 7").  This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.
Item 5.	Interest in Securities of the Issuer.
Item 5(a) is hereby amended and restated as follows:
(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 24,100,968 Shares outstanding as of February 19, 2016, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 23, 2016.
As of the date hereof, the Onshore Fund owned directly 1,287,862 Shares, the Offshore Master Fund owned directly 963,099 Shares, the Wavefront Fund owned directly 205,175 Shares and the Thebes Master Fund owned directly 46,983 Shares, constituting approximately 5.3%, 4.0%, less than 1% and less than 1%, respectively, of the Shares outstanding.
The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to beneficially own the 963,099 Shares owned directly by the Offshore Master Fund, constituting approximately 4.0% of the Shares outstanding.  The Thebes Feeder Fund, as the owner of a controlling interest in the Thebes Master Fund, may be deemed to beneficially own the 46,983 Shares owned directly by the Thebes Master Fund, constituting less than 1% of the Shares outstanding.
LCG Holdings, as the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Thebes Master Fund, may be deemed to beneficially own the 2,503,119 shares of Common Stock owned in the aggregate by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Thebes Master Fund, constituting approximately 10.4% of the Shares outstanding.
Luxor Capital Group, as the investment manager of the Luxor Funds, may be deemed to beneficially own the 2,503,119 Shares owned in the aggregate by the Luxor Funds, constituting approximately 10.4% of the Shares outstanding.
Luxor Management, as the general partner of Luxor Capital Group, may be deemed to beneficially own the 2,503,119 Shares beneficially owned by Luxor Capital Group, constituting approximately 10.4% of the Shares outstanding.
Mr. Leone, as the managing member of Luxor Management, may be deemed to beneficially own the 2,503,119 Shares beneficially owned by Luxor Management, constituting approximately 10.4% of the Shares outstanding.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended to add the following:
As of the date hereof, each of the Onshore Fund, the Wavefront Fund and the Offshore Master Fund have entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash settled swaps with respect to 441,775, 118,154, 631,873, respectively.  The Derivative Agreements provide the Onshore Fund, the Wavefront Fund and the Offshore Master Fund with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Derivative Agreements (such Shares, the "Subject Shares").  Each of the Onshore Fund, the Wavefront Fund and the Offshore Master Fund disclaim beneficial ownership in the Subject Shares.  The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  March 2, 2016
LUXOR CAPITAL PARTNERS, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR WAVEFRONT, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

THEBES OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

THEBES PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL GROUP, LP

By:	Luxor Management, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LCG HOLDINGS, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR MANAGEMENT, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

/s/ Norris Nissim
NORRIS NISSIM, as Agent for Christian Leone